LAW OFFICES
SILVER, FREEDMAN & TAFF, L.L.P.
A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS
1700 WISCONSIN AVENUE, N.W
WASHINGTON, D.C. 20007
PHONE: (202) 295-4500
FAX: (202) 337-5502
WWW.SFTLAW.COM

June 13, 2006
VIA EDGAR

William Friar
Senior Financial Analyst
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Viewpoint Financial Group Registration Statement on Form S-1 Filed April 18, 2006 File Number 333-133361

Dear Mr. Friar:

              Pursuant to the Securities Act of 1933, as amended (the "Act"), and the rules and regulations thereunder, on behalf of our client ViewPoint Financial Group (the "Holding Company"), we enclose herewith for filing Pre-Effective Amendment No. One (the "Amendment") to the Holding Company's Registration Statement on Form S-1 relating to the Holding Company's proposed offering.

              The Amendment responds to comments raised by the Staff of the Securities and Exchange Commission in its letter dated May 12, 2006 (the "Comment Letter"), including updated financial statements through March 31, 2006. As a result of the updating, that appraisal increased slightly, which increased the number of shares offered. This Amendment reflects the increased shares offered and includes the additional related filing fee. The Holding Company's responses to the Staff's comments, which are set forth below, are numbered to correspond to the numbered comments in the Comment Letter.

View Point Bank, page 1

1.	In order to provide a better picture of the bank please quantify the number of branches, including those in stores.

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William Friar
Securities and Exchange Commission
June 13, 2006

	Response:	Additional disclosure in response to this comment has been provided at page 1.
2.	Please briefly describe your loan portfolio and include the current percentage composition of your portfolio by major category, including automobile loans. Also disclose your ongoing efforts to change these levels and any target composition values that you have.

	Response:	Additional disclosure in response to this comment has been provided at page 2.
3.	Here, and in more detail in the body of the text, please give the reasons for your efforts to change your lending portfolio.
	Response:	Additional disclosure in response to this comment has been added at pages 2, 62 and 120. See also, disclosure at pages 61 and 83.

How We Will Use the Proceeds...,page 13

4.	Here and on page 25 please describe any particular plans for expenditure or state that you do not have any.
	Response:	Additional disclosure in response to this comment has been provided at pages 11 and 27.
5.	Discuss your ability to place these funds into productive use, other than any initial holding position. Indicate the amount of time you feel this will take. As warranted, discuss any unusual factors that may affect your timetable, such as low loan demand levels.

	Response:	Additional disclosure in response to this comment has been provided at pages 11 and 27.

Our loan portfolio possesses increased risk page 15

6.	Please separately discuss the risk from auto loans and commercial lending. The circumstances for each seem to be significantly different and this risk factor is unusually long.
	Response:	A separate risk factor has been provided at page 16.

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William Friar
Securities and Exchange Commission
June 13, 2006

If our allowance for loan losses is not sufficient.... page 16

7.	Please disclose whether or not you believe the current allowance level is appropriate or whether you have plans to change it, including quantification if known.
	Response:	The requested disclosure has been provided at page 17.
8.	Consider moving the risk factor bridging pages 17 and 18 to this page since it appears to relate to this risk factor and the third risk factor on this page. It is not clear how it relates to the offering.

	Response:	The risk factor has been moved to page 18 in response to this comment.
We operate in a highly regulated environment..., page 16

9.	Please revise this heading to describe the specific risk to investors. It appears that this might encompass your lack of OTS examination. Indicate when this examination is expected to take place or indicate that you do not know.

Response:	The heading has been revised and additional disclosure has been provided at page 17.

We had material weaknesses in our internal control..., page 17

10.	Disclose whether or not these changes resulted in or are expected to result in any material change to your financial results for December 31 and March 30.
	Response:	Additional disclosure has been provided at page 18. In addition, we note the discussion provided regarding adjustments made in connection with the 2005 audit.

Pro Forma Data, Page 28

11.	We note that certain per share data in the pro forma stockholders' equity section do not correspond with the respective line item description. For example, it appears the per share amount disclosed for common stock acquired by employee stock ownership plan is the amount that should be disclosed for the capitalization of MHC. Please revise as necessary.

Response:	The suggested revision has been made at pages 32 and 34.
12.	We note your disclosure on page F-7 that effective January 1, 2006 you became a taxable entity. Please revise your pro forma data to present pro forma net income and earnings per share reflecting the effect if you were a taxable entity.

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William Friar
Securities and Exchange Commission
June 13, 2006

Response:	The disclosure has been revised at page 32 in response to this comment.

We exceed all regulatory capital requirements, page 33

13.	Please disclose here whether the bank is "well capitalized."
	Response:	The requested disclosure has been added at page 35.

Tax Effects..., page 39

14.	Please indicate the business expertise of Feldman Financial to provide their opinion regarding the value of the subscription rights, disclosed in the third paragraph on page 40.
	Response:	Additional disclosure has been added at page 41 in response to this comment.
15.	The second and third sentences of the third full paragraph on page 40 seem to come from the tax opinion of Silver Freedman. Please revise this discussion to place this information in a more appropriate location.

	Response:	The discussion has been revised at page 41 in response to this comment.
16.	The last two sentences of the third paragraph on page 40 seem to imply some tax opinion value to the opinion of Feldman Financial regarding value. Please delete this text or revise to explain why this information is included.

	Response:	The text has been deleted at page 41 in response to this comment.

How We Determined Our Price..., page 40

17.	Please include the portion of the information on page 75 of the Feldman report showing one day, one week...returns for each of the similar transactions, including their names. We note the summary information about this on page 8.

	Response:	The requested information has been added at page 45 in response to this comment.
18.	We note the disparity between price-to-earnings and price-to-book relative to peer group comparables, disclosed on page 42. Please disclose how these differing results were reconciled.

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William Friar
Securities and Exchange Commission
June 13, 2006

Response:	Additional information has been provided at page 43 in response to this comment.

Expiration Date..., page 47,

19.	Disclose in the last sentence of this section that in the event of such an extension purchasers will be affirmatively resolicited and explain what this means.
	Response:	Additional language has been added at page 49 in response to this comment.

Lending Activities. page 75

20.	Here or elsewhere as appropriate, please provide a more comprehensive description of the changes in your portfolio over the past several years and the reasons for them, both at management's direction and as a result of changing circumstances. For example, please consider the following:

•	We note summary disclosure about your general plans to reduce auto lending, but on page 83 you seem to disclose that you have already reduced new auto lending by over 50% in the past three years. When did you begin this policy and why? at are your goals?

Response:	Additional disclosure has been provided at pages 62 and 63 in response to this comment.
•	On page 113 you describe new lending limits for you imposed by the OTS, but do not seem to make any other reference to these limits. They seem to warrant discussion in this section, including whether these limits are materially different than your own current management goals and how they may impact your results of operations, all with quantification.

Response:	Additional disclosure has been provided at page 120 in response to this comment.
•	As discussed on page 83 there has been a significant decline in net loan origination increase including a decrease in 2005. Please explain why this is. In at least one place you seem to say it is because you have moved from auto lending to commercial lending, but that in itself is not a basis for the decline. Have you been unable to make commercial loans at a desired level and why, or are you intentionally downsizing your loan portfolio? Please revise to discuss this overall trend.

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William Friar
Securities and Exchange Commission
June 13, 2006

Response:	Additional disclosure has been added at pages 62 and 87 in response to this comment.

Supplemental Executive Retirement Plan, page 107

21.	Please disclose the dollar paid under this plan in 2005.
	Response:	The requested disclosure has been added at page 115. Please also be supplementally advised that the disclosure is also contained under footnote 3 to the summary compensation table on page 114.

Employment and Severance Agreements for Certain Executive Officers, page 109

22.	For those arrangements that a unique to certain executive, please disclose the cost to the Company. For example, if the term life insurance policy for $750,000 is only provided to Mr. Base and not all employees, then please provide the cost to the company. Also, if the arrangement for Mr. Base's vacation policy is unique to him, please disclose. Finally, in the last paragraph disclose what the change of control payments would have been, assuming that they had been triggered as of a recent date.

Response:	Additional disclosure has been provided at page 118 in response to this comment. Disclosure with respect to the cost of the term insurance policy for Mr. Base, and other perquisites (to the extent required to be disclosed, are included in the summary compensation table on page 114).

Consolidated Financial Statements

General

23.	Please note the updating requirements of Rule 3-12 of Regulation S-X.
	Response:	The requirements are noted and March 31, 2006 information has been provided in the amended filing.

Consolidated Statements of Income, page F-3

24.	We note your disclosure on page F-7 that on January 1, 2006 you became a taxable organization. Please revise to present pro forma tax expense and net income to reflect the effect if you been a taxable organization during the periods presented.

Response:	Page F-3 has been revised in response to this comment.

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William Friar
Securities and Exchange Commission
June 13, 2006

Exhibit 5.0

25.	Revise the last paragraph to consent to the discussion of this opinion in the prospectus. Note also for exhibit 8.1.
	Response:	Exhibit 5.0 has been revised in response to this comment.

Exhibit 8.1

26.	Revise the opinion to clarify that it addresses all the material federal income tax consequences.
	Response:	Exhibit 8.1 has been revised in response to this comment.

* * * * *

              If the Staff has any questions or comments with respect to these responses to comments, please call me at (202) 295-4527 or Michael S. Sadow at (202) 295-4526.

Very truly yours, /s/ Martin L. Meyrowitz, P.C. Martin L. Meyrowitz, P.C.

cc:	Benjamin Phippen (202) 551-3697 Paul Cline (202) 551-3851 David Lyon (202) 551-3421 Garold R. Base